March 1, 2016

Diamond Hill Funds

325 John H. McConnell Blvd.

Suite 200

Columbus, Ohio 43215

Re: Custody Fee Schedule – Amendment

Ladies and Gentlemen:

Reference is made to the Fee Schedule for Custody Services dated as of March 1, 2014 (the “Fee Schedule”) by and between Diamond Hill Funds and State Street Bank and Trust Company.

The parties hereto wish to hereby amend the Fee Schedule as follows:

1.	Section 1 (Custody Services) of the Fee Schedule under the “Transactions” sub-heading is amended such that the line item “0-4500 transactions per year” is replaced with “0-10,000 transactions per year” and the line item “Over 4500 transactions per year” is replaced with “Over 10,000 transactions per year.”

2.	The line item “Wire Transfers In and Out” in Appendix 1 (Transaction Processing Fees per Trade) of the Fee Schedule is amended to add the parenthetical phrase “(fees for the first 100 wire transfers per year are waived)” immediately following the words “Wire Transfers In and Out.”

Except as specifically amended hereby, all other terms of the Fee Schedule shall remain in full force and effect. This letter may be executed in several counterparts, each of which shall be deemed to be an original, and all such counterparts taken together shall constitute one and the same instrument.

Please sign below to indicate your agreement and acceptance of the foregoing as of the date hereof.

Sincerely,

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Gunjan Kedia
Name:	Gunjan Kedia
Title:	Executive Vice President

Agreed:

DIAMOND HILL FUNDS

By:	/s/ Thomas E. Line
Name:	Thomas E. Line
Title:	Chief Financial Officer